UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2004

                         Commission File Number: 1-14362


                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of registrant's name into English)


                         No. 1052 Heping Road, Shenzhen
                        People's Republic of China 518010
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X       Form 40-F
                  ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No   X
    ---       ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________)

                                    EXHIBITS

Exhibit Number                                                              Page
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1.1      Press announcement dated November 15, 2004                          A-1



                           FORWARD-LOOKING STATEMENTS

         Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe," "may," "intend," "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant's actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

         You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant's actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include adverse effects on the economy in the Pearl River Delta region, increased competition from other means of transportation, failure or delay in implementation of the development projects, reoccurrence of Severe Acute Respiratory Syndrome in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant's control.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Guangshen Railway Company Limited


Dated:  November 16, 2004             By:     /s/ Guo Xiang Dong
                                              ----------------------------------
                                      Name:   Guo Xiang Dong
                                      Title:  Directorate Secretary
                                              Directorate Secretariat Supervisor



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